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                              October 24, 2022

       Todd Koetje
       Chief Financial Officer
       Cable One, Inc.
       210 E. Earll Drive
       Phoenix, Arizona 85012

                                                        Re: Cable One, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-36863

       Dear Todd Koetje:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Note 3. Acquisitions, page F-13

   1. With respect to the acquisition of Hargray, please explain to us your consideration of the guidance in Rule
1-02(w), Rule 3-05, and Rules 11-01 and 11-02 of Regulation S-X.


               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Joseph Cascarano, Senior Staff Accountant, at
(202) 551-3376 or
       Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.
 Todd Koetje
Cable One, Inc.
October 24, 2022
Page 2

FirstName LastNameTodd Koetje   Sincerely,
Comapany NameCable One, Inc.
                                Division of Corporation Finance
October 24, 2022 Page 2         Office of Technology
FirstName LastName